Nevaeh Enterprises Ltd.

25 Jin Hua Street

Chang Chun, Ji Lin

China, 130000

Phone: (136) 6430-8646

November 1, 2007

Mark P. Shuman, Branch Chief-Legal

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Nevaeh Enterprises Ltd.

Registration Statement on Form SB-2 Amendment No. 1

Filed August 7, 2007

File No. 333-144681

Dear Mr. Shuman:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Nevaeh Enterprises Ltd. via facsimile at 011-8620-3885-1164.

Comment

1. As per communication with Ms. Janet Trost, Ms. Trost has indicated her firm does not wish to continue as the Company's U.S. agent for service. Ms. Trost has advised that she does not wish to receive mail on behalf of the Company and have the mail forwarded on again.

As such, it would be inappropriate for the Company to revise the front cover page of its Form SB-2 filing to indicate Ms. Trost's firm as the Company's US. agent for service.

As of the date of this letter, the Company does not engage any firm or individual as the Company's U.S. agent for service.

The Company has installed a corporate fax line to facilitate the receiving of written communication from outside parties via facsimile. The Company's dedicated fax line is 011-8620-3885-1164.

2. Please find the Undertaking section revised to include the entire item required by Item 512(g)(2) of Regulation S-B.

3. Please find a revision made under the section, "Description of Securities", to indicate that the Company has not engaged the services of a transfer agent. This was previously incorrectly filed  by the Company's EDGAR agent.

To clarify, Ms. Janet Trost is a simply a law firm and does not provide transfer agent services in any way.

Sincerely,

Qi Tang

President